Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2019	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Annual General Shareholders’ Meeting of Natuzzi S.p.A.

  APPROVED 2018 FINANCIAL STATEMENTS
  APPOINTED THE COMPANY’S EXTERNAL AUDITORS AND BOARD OF STATUTORY AUDITORS BOTH FOR THE THREE-YEAR PERIOD FROM 2019 THROUGH 2021

NATUZZI FILED ITS ANNUAL REPORT ON FORM 20-F WITH THE SEC

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 30, 2019--Natuzzi S.p.A. (NYSE: NTZ) (the “Company”) announced today that it held its annual general shareholders’ meeting on April 29, 2019 (the “Annual General Meeting”), at which it approved the Company’s financial statements for the fiscal year ended December 31, 2018 and acknowledged the presentation of the 2018 consolidated financial statements of the Natuzzi Group.

At the Annual General Meeting, the shareholders appointed the following individuals to the board of statutory auditors for a three-year term: Mr. Giuseppe Pio Macario as chairman of the board, Mr. Francesco Campobasso and Mr. Andrea Venturelli as members of the board, and Mr. Aurelio Franco Colasanto and Mr. Vito Passalacqua as alternates.

In addition, at the Annual General Meeting the shareholders appointed KPMG as the Company’s principal independent registered public auditor for fiscal years 2019, 2020 and 2021.

Item 5 of the agenda at the Annual General Meeting contemplated an ADR/share buyback program, proposed by the Company’s Board of Directors, which would have created a share-based incentive plan reserved for certain employees and directors of the Natuzzi Group. The Company’s shareholders, while appreciating the proposal, suggested instead considering other tools that can be implemented more easily. As a result, the planned Extraordinary Shareholders’ Meeting, which had only one item on the agenda—Capital increase to fund a share-based incentive plan reserved for certain employees and directors of the Company and other companies within the Natuzzi Group—was not held.

The Company also announced that today it filed its annual report on Form 20-F (the “Form 20-F”) for the fiscal year ended on December 31, 2018 with the Securities and Exchange Commission. The Form 20-F is available on the Company’s website www.natuzzi.com within the Investor Relations page (http://natuzzigroup.com/en-EN/ir/investors.html) under the “SEC Filings” section.

The Company's shareholders can request a hard copy of the Form 20-F, which includes the audited consolidated financial statements, free of charge by contacting the Company at investor_relations@natuzzi.com.

_______________________________________________________________________________

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

https://www.natuzzigroup.com/en-EN/ir/presentation.html

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

NATUZZI CORPORATE COMMUNICATION-
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	APRIL 30, 2019	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi